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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019895

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30279

PROCESSING
RECEIVED
MAR 05 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Resource Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 Snowy Owl Way
(No. and Street)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

Auburn (City) California (State) 94603-5935 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gerald J. Wilfley (530) 889-1331
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Olds, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

3100 Zinfamdel Drive, Suite 270 Rancho Cordova, CA 95670
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GERALD J. WILFLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT RESOURCE CORPORATION, as of 12-31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Gerald J Wilfley
Signature

PRESIDENT
Title

Tammy Barton
Notary Public
Cert attached

TAMMY BARTON
COMM. # 1179274
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. APRIL 17, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF California

COUNTY OF Placer

On February 4, 2002 before me, the undersigned
(Name, Title of Officer)

personally appeared Gerald J. Wilfley

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Tammy Barton

(Signature of Notary Public)

TAMMY BARTON
COMM. # 1179274
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. APRIL 17, 2002

(This area for notarial seal)

Williams & Olds
Certified Public Accountants

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

INVESTMENT RESOURCE CORPORATION

DECEMBER 31, 2001 AND 2000

INVESTMENT RESOURCE CORPORATION

TABLE OF CONTENTS

WILLIAMS
& OLDS
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Investment Resource Corporation

We have audited the accompanying balance sheets of Investment Resource Corporation as of December 31, 2001 and 2000 and the related statements of income and accumulated deficit, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Resource Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examinations were made for the purpose of forming an opinion on the basic 2001 financial statements, taken as a whole. The information contained in the Supplemental Schedule section is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Williams & Olds

Rancho Cordova, California
February 12, 2002

INVESTMENT RESOURCE CORPORATION

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 11,057	$ 11,903
STOCKHOLDER'S EQUITY		
Common stock (authorized 600 shares; issued and outstanding 100 shares; par value $10)	$ 1,000	$ 1,000
Additional paid in capital	16,394	16,394
Accumulated deficit	(6,337)	(5,491)
Total stockholder's equity	11,057	11,903
TOTAL STOCKHOLDER'S EQUITY	$ 11,057	$ 11,903

The accompanying notes are an integral part of these financial statements.

INVESTMENT RESOURCE CENTER

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Commissions	$ 6,399	$ 5,914
Interest	235	225
TOTAL INCOME	6,634	6,139
OPERATING EXPENSES		
Commissions	2,800	600
Accounting	1,940	2,170
Fees	1,412	881
Other	528	-
TOTAL EXPENSES	6,680	3,651
NET INCOME (LOSS) BEFORE PROVISION FOR TAXES	(46)	2,488
Provision for income taxes	800	800
NET INCOME (LOSS)	(846)	1,688
ACCUMULATED DEFICIT, AT BEGINNING OF YEAR	(5,491)	(7,179)
ACCUMULATED DEFICIT, AT END OF YEAR	$ (6,337)	$ (5,491)

The accompanying notes are an integral part of these financial statements.

INVESTMENT RESOURCE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 200 AND 2001

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 1999	100	$ 1,000	$ 16,394	$ (7,179)	$ 10,215
Net income	-	-	-	1,688	1,688
Balance, December 31, 2000	100	1,000	16,394	(5,491)	11,903
Net loss	-	-	-	(846)	(846)
Balance, December 31, 2001	100	$ 1,000	$ 16,394	$ (6,337)	$ 11,057

The accompanying notes are an integral part of these financial statements.

INVESTMENT RESOURCE CENTER

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (846)	$ 1,688
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(846)	1,688
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	11,903	10,215
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$ 11,057	$ 11,903

SUPPLEMENTAL DISCLOSURE AND CASH FLOW INFORMATION:

Cash paid during the year for the following was:

	2001	2000
Interest	$ -	$ -
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

INVESTMENT RESOURCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: The Company was incorporated in California on July 19, 1983 with an authorized capital of 600 shares with a par value of $100 per share. This was later amended to $10 per share. The Company was formed for the purpose of engaging in broker-dealer activities and is a registered broker-dealer with the Securities Exchange Commission.

Method of Accounting: The Company recognizes income and related expenses upon completion of the transaction agreement.

Cash and Cash Equivalents: For purposes of the statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2001 and 2000, commissions were paid to the Company's shareholder in the amounts of $2,800 and $600, respectively.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires maintenance of minimum net capital. The rule prohibits a member organization from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule.

	2001	2000
Balance computed by respondent	$ 11,037	$ 11,883
Miscellaneous adjustments and corrections	20	20
Audited net capital at December 31	$ 11,057	$ 11,903

Other than the adjustments and corrections noted above, the Company correctly filed Part IIA of Form X-17a-5 for the years ended December 31, 2001 and 2000 including the computation of net capital under Rule 15c 3-1. The statement of financial condition is available for examination at the office of Investment Resource Corporation and at the Regional Office of the Securities and Exchange Commission.

INVESTMENT RESOURCE CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2001

NOTE D - RULE 15c 3-3

The Company is exempt from Rule 15c 3-3 of the Securities Exchange Commission under Rule 15c 3-3(k)(2)(ii).

SUPPLEMENTAL SCHEDULE

INVESTMENT RESOURCE CENTER

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001 AND 2000

	2001	2000
Total ownership equity	$ 11,057	$ 11,903
Less haircuts on securities:		
Certificate of deposit	20	20
NET CAPITAL, DECEMBER 31	$ 11,037	$ 11,883

WILLIAMS
& OLDS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Investment Resource Corporation

We have examined the financial statements of Investment Resource Corporation for the year ended December 31, 2001, and have issued our report hereon dated February 12, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Investment Resource Corporation, that we considered relevant to the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions in Rule 15c 3-3. Investment Resource Corporation was in compliance with all the requirements and no facts came to our attention that such conditions had not been complied with during the period.

The management of Investment Resource Corporation is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Investment Resource Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

WILLIAMS
& OLDS
Certified Public Accountants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Williams & Olds

Sacramento, California
February 12, 2002